As filed with the Securities and Exchange Commission on September 25, 2008

Registration No.      333-153423

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

AMENDMENT No. 2

TO

FORM S-1/A

Registration Statement Under The Securities Act of 1933

LPATH, INC.

(Exact name of Registrant as specified in its Charter)

Nevada	2836	16-1630142
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(IRS Employer Identification No.)

6335 Ferris Square, Suite A, San Diego, California 92121 Phone: (858) 678-0800 (Address and telephone number of registrants principal	Scott R. Pancoast Chief Executive Officer 6335 Ferris Square, Suite A, San Diego, California 92121 Phone: (858) 678-0800
executive offices and principal place of business)	(Name, address and telephone number of agent for service)

Copies to:

WESLEY J. PAUL, ESQ.

Eilenberg Krause & Paul LLP

11 East 44th St., 19th Floor

New York, New York 10017

Telephone:  (212) 986-9700

Approximate date of proposed sale to public:  From time to time after the effectiveness of the registration statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933,  as amended (the “Securities Act”), other than securities offered only in connection with dividend  or interest reinvestment plans, check the following box.    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☒

Calculation of Registration Fee

Title of Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Aggregate Price Per Share		Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Class A Common Stock, $.001 per share (2)	7,090,999	$1.425	(3)	$10,104,673.58	$397.11
Class A Common Stock, $.001 per share (4)	1,939,488	$1.25	(5)	$2,424,360.00	$95.28
Class A Common Stock, $.001 per share (6)	81,229	$1.03648	(5)	$84,192.23	$3.30
Total	9,111,716			$12,613,225.81	$495.69	(7)

(1)          In the event of a stock split, stock dividend or similar transaction involving our common stock, the number of shares registered shall automatically be increased to cover the additional shares of common stock issuable pursuant to Rule 416 under the Securities Act of 1933, as amended.

(2)          Represents shares of Class A common stock currently outstanding to be sold by the selling security holders.

(3)          Fee calculated in accordance with Rule 457(c) of the Securities Act.  Estimated for the sole purpose of calculating the registration fee. We have based the fee calculation on the average of the last reported bid and ask price for our common stock on the OTC Bulletin Board on September 5, 2008.

(4)          Represents shares of Class A common stock issuable upon the exercise of outstanding warrants.

(5)          Pursuant to Rule 457(g), calculated based upon the exercise price of the warrants held by the selling security holders.

(6)          Represents shares of Class A common stock issuable upon the exercise of outstanding warrants that were issued pursuant to anti-dilution rights.

(7)          Fee previously paid.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

EXPLANTORY NOTE

This Amendment No. 2 to the Registration statement on Form S-1 is being filed solely to add an amended Exhibit 5.1 to the Registration statement.

PART II – INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution.

Expenses estimated to be incurred by Lpath, Inc. for the issuance and distribution of this prospectus are as follows:

SEC registration fee	$495.69
Printing and reproduction costs	10,000.00
Legal and accounting fees and expenses	35,000.00
Total	$45,495.69

Item 14.  Indemnification of Directors and Officers.

Our Bylaws provide for indemnification of its directors, officers and employees as follows:

Every director, officer, or employee shall be indemnified by us against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been our director, officer, employee or agent or is or was serving at our request as a director, officer, employee or agent, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for our best interests.

Our Bylaws further state that we shall provide to any person who is or was our director, officer, employee or agent or is or was serving at our request as a director, officer, employee or agent, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable Nevada law.  The Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provisions of this Article.

Our Articles of Incorporation state that any of our directors or officers shall not be personally liable to us or our stockholders for damages for breach of fiduciary duty as a director or officer, but this Article shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law or (ii) the unlawful payment of dividends.  Any repeal or modification of this Article by our stockholders shall be prospective only, and shall not adversely affect any limitation on the personal liability of any of our directors or officers for acts or omissions prior to such repeal or modification.

Article VII of the Articles of Incorporation states:

“Every person who was or is a party to, or is threatened to be made a party to, or is involved in any such action, suit or proceeding, whether civil, criminal, administrative or investigative, by the reason of the fact that he or she or a person with whom he or she is a legal representative, is or was a director of the Corporation, or who is serving at the request of the Corporation as a director or officer of another corporation, or is a representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys’ fees, judgments, fines, and amounts paid or to be paid in a settlement) reasonably incurred or suffered by him or her in connection therewith.  Such right of indemnification shall be contract right which may be enforced in any manner desired by such person.  The expenses of officers and directors incurred in defending a civil suit or proceeding must be paid by the Corporation as incurred and in advance of the final disposition of the action, suit, or proceeding, under receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the Corporation.  Such right of indemnification shall not be exclusive of any other right of such directors, officers or representatives may have or hereafter acquire, and without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this article.

Without limiting the application of the foregoing, the Board of Directors may adopt By-Laws from time to time without respect to indemnification, to provide at all times the fullest indemnification permitted by the laws of the State of Nevada, and may cause the Corporation to purchased or maintain insurance on behalf of any person who is or was a director or officer.”

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, MAY BE PERMITTED TO ANY OF OUR DIRECTORS, OFFICERS AND CONTROLLING PERSONS PURSUANT TO THE FOREGOING PROVISIONS, IT IS THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE SUCH ACT AND IS THEREFORE UNENFORCEABLE.

In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid one of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 15.  Recent Sales of Unregistered Securities.

In November 2005, we sold 7,562,250 shares of common stock and 3,781,125 warrants to purchase common stock in connection with a $6,049,800 aggregate offering of units at a price of $1.60 per unit. Each unit consisted of two shares of common stock and one warrant to purchase an additional share of common stock at a price of $1.50 per share. The warrants expire on September 30, 2010. Investors who purchased at least 625,000 units also received a bonus warrant to buy 10% of the number of shares of common stock purchased on identical terms to those previously described. This resulted in 306,250 additional warrants being issued. In connection with the placement of units with investors, placement agents were issued 413,797 warrants, each exercisable for one share of common stock at an exercise price of $0.80.  Of the 413,797 warrants issued to placement agents, 108,125 expire on May 30, 2008 and 305,672 expire on September 30, 2010.

Between June 2005 and November 2005, the company issued 1,300,000 shares of common stock and 1,560,000 warrants. This was the result of the sale of 130,000 units by the company. Each unit consisted of 10 shares of common stock and a warrant to purchase an additional 12 shares of common stock at the exercise price of $0.60 per share.  The warrants expire on May 31, 2007. The price per unit was $5.00 and resulted in proceeds of $650,000.

No underwriter or underwriting discount or commission was involved in any of the transactions set forth two paragraphs above.

In January 2006, we received approval from our Board of Directors and a majority of the stockholders who participated in the November 30, 2005 financing to raise additional capital through a supplemental financing transaction.  The offering price was $1.90 per Unit.  Each Unit consisted of two shares of common stock and a warrant to purchase an additional share of common stock at $1.50 per share.  The warrant has an expiration date of September 30, 2010.  The supplemental financing closed on January 31, 2006.  Proceeds of $636,140 were received for the sale of 334,813 Units.

On March 24, 2006, the company obtained further approval from the applicable shareholders to raise additional capital through an additional supplemental financing transaction.  The pricing and material terms of such March 2006 offering were identical to the earlier January 2006 supplemental round financing (which is described in Note 11 to the Consolidated Financial Statements).  Proceeds of $396,000 were received for the sale of 208,423 Units (each Unit consisting of two shares of the company’s Class A common stock and a warrant to purchase an additional share of such common stock).

On April 6, 2007, we entered into a Securities Purchase Agreement with various accredited investors pursuant to which the Investors agreed to purchase from us an aggregate of 17.7 million shares of the Company’s Class A common stock and 6.2 million warrants exercisable to purchase our Class A common stock at an exercise price of $1.05 per share for an aggregate purchase price of $16.8 million.    The initial closing under the Purchase Agreement occurred on April 6, 2007 (the “Initial Closing”). At the Initial Closing, we received gross proceeds of $13.9 million from the investors and issued 14.6 million shares of our Class A common stock and 5.1 million warrants. The remaining $2.9 million of the aggregate purchase price was funded at a second closing held on June 13, 2007.  As a condition to the second closing, our stockholders at a special meeting held on June 8, 2007 approved an increase in the (i) authorized Class A common stock to at least 100 million shares and (ii) number of shares covered by the Company’s 2005 stock option plan to 10.39 million shares. At the second closing, we received the remaining $2.9 million of the aggregate purchase price for which we will issued to the Investors 3.1 million shares of our Class A common stock and 1.1 million Warrants.

On August 12, 2008 and August 18, 2008, we entered into a Securities Purchase Agreement with various accredited investors whereby we sold shares of our Class A common stock at a price of $0.95 per share.  Each investor also received warrants in an amount equal to 25% of the shares purchased by such respective investor.  These warrants are exercisable to purchase our Class A common stock at an exercise price of $1.25 per share.  We raised approximately $6.7 million pursuant to the 7,090,999 shares of Class A common stock and 1,939,488 million warrants sold pursuant to the purchase agreements.

No underwriter or underwriting discount or commission was involved in any of the transactions set forth above.

The offer and sale of our securities summarized above were made to accredited investors (as defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933, as amended (the “Securities Act”)) and without any publicity or advertising, and thus subject to an exemption from registration under Section 4(2) of the Securities Act as a transaction by the issuer not involving a public offering.

Item 27.  Exhibits.

The following exhibits are filed as a part of, or incorporated by reference into, this Report:

2.1*	Agreement and Plan of Reorganization, by and between Neighborhood Connections, Inc., Neighborhood Connections Acquisition Corporation, and Lpath Therapeutics Inc. dated July 15, 2005.

2.2

Acquisition Agreement and Plan of Merger, dated as of March 19, 2004, between Neighborhood Connections, Inc. and JCG, Inc. (filed as Exhibit 2.1 to the Current Report on Form 8-K filed on March 22, 2004 and incorporated herein by reference).

3.1*	Amendment to Articles of Incorporation filed December 1, 2005.

3.2

Articles of Incorporation filed on September 18, 2002 (filed as Exhibit 3.1 to Amendment No. 1 to the Annual Report on Form 10-KSB/A for the year ended December 31, 2003 (the “2003 Amended 10-KSB”) (filed on March 25, 2004 and incorporated herein by reference).

3.3	Amendment to Articles of Incorporation filed on December 27, 2002 (filed as Exhibit 3.3 to the Current Report on Form 8-K/A filed on January 9, 2006 and incorporated herein by reference).

3.4	Amended and Restated By-laws (filed as Exhibit 3.4 to the Quarterly Report on Form 10-QSB filed on November 13, 2006 and incorporated herein by reference).

3.5

Amended and Restated Bylaws, as amended on April 3, 2007 (conformed) (filed as Exhibit 3.5 to the Registration Statement on Form SB-2, SEC File No. 144199 (the “June 2007 SB-2”) and incorporated herein by reference).

3.6	Certificate of Amendment of Articles of Incorporation filed June 8, 2007 (filed as Exhibit 3.6 to the June 2007 SB-2 and incorporated herein by reference).

4.1*	Form of Warrant issued to Western States Investment Corporation for lease guaranty.

4.2*	Form of Warrant issued pursuant to the Common Stock and Warrant Purchase Agreement dated June 30, 2005.

4.3*	Form of Warrant issued to Johnson & Johnson Development Corporation dated April 3, 2002.

4.4*	Form of Warrant issued to purchasers of Convertible Secured Promissory Notes as amended by the Omnibus Amendment to Convertible Secured Promissory Notes and Warrants dated November 30, 2005.

4.5*	Form of Warrant issued pursuant to the Common Stock and Warrant Purchase Agreement dated November 30, 2005.

4.6#	Form of Warrant issued pursuant to the Common Stock and Warrant Purchase Agreement dated January 31, 2006.

4.7

Form of Warrant issued pursuant to the Common Stock and Warrant Purchase Agreement dated March 28, 2006 (filed as Exhibit 4.7 to the registration statement on Form SB-2 filed on March 30, 2006, SEC File No. 333-132850, and incorporated herein by reference).

4.8	Form of Warrant issued pursuant to the Securities Purchase Agreement dated April 6, 2007 (April 2007 Warrants) (filed as Exhibit 4.7 to the June 2007 SB-2 and incorporated herein by reference).

4.9	Form of Warrant issued pursuant to the Securities Purchase Agreement dated June 13, 2007 (June 2007 Warrants) (filed as Exhibit 4.8 to the June 2007 SB-2 and incorporated herein by reference).

4.10

Form of Warrant issued pursuant to the Securities Purchase Agreement dated August 12, 2008 (August 2008 Warrants) (previously filed with the registration statement on Form S-1 filed on September 11, 2008, SEC File No. 333-153423 (the “2008 Form S-1”)).

5.1	Opinion of Eilenberg Krause & Paul LLP (Filed herewith)

10.1*	Lease Agreement dated August 12, 2005 between Lpath Therapeutics Inc. and Pointe Camino Windell, LLC.

10.2*	Research Agreement dated January 28, 2004 between Medlyte, Inc. and San Diego State University, together with Amendments No.1 and No. 2.

10.3*	Assignment Agreement dated June 9, 2005 between Lpath Therapeutics Inc. and LPL Technologies, Inc.

10.4

Research Collaboration Agreement dated August 2, 2005 between Lpath Therapeutics Inc. and AERES Biomedical Limited (filed as Exhibit 10.4 to the Current Report on Form 8-K/A filed on January 9, 2006 and incorporated herein by reference) (portions of this exhibit have been omitted pursuant to a request for confidential treatment).

10.7*	Lpath, Inc. Amended and Restated 2005 Equity Incentive Plan (filed as Appendix A to the company’s Schedule 14-A Proxy Statement filed on August 28, 2007 and incorporated herein by reference).+

10.8#	Assignment and Assumption Agreement dated December 1, 2005 by and between Lpath, Inc. and Lpath Therapeutics, Inc.

10.9**	Form of Employment Agreement between Lpath, Inc. and Scott R. Pancoast dated as of January 9, 2006.+

10.10**	Form of Employment Agreement between Lpath, Inc. and Gary Atkinson dated as of February 6, 2006.+

10.11**	Form of Consultant Agreement between Lpath, Inc. and William Garland dated as of January 1, 2006.+

10.12**	Form of Consultant Agreement between Lpath, Inc. and Roger Sabbadini dated as of February 1, 2006.+

10.13

Development and Manufacturing Services Agreement dated August 16, 2006 between Lpath Inc. and Laureate Pharma, Inc. (filed as Exhibit 10.13 to the Quarterly Report on Form 10-QSB for the quarter ended September 30, 2006 filed on November 13, 2006 and incorporated by reference) (portions of this exhibit have been omitted pursuant to a request for confidential treatment).

10.14

Securities Purchase Agreement, dated as of April 6, 2007, by and among Lpath, Inc. and each investor identified therein (filed as Exhibit 10.14 to the June 2007 SB-2 and incorporated herein by reference).

10.15

Registration Rights Agreement, dated as of April 6, 2007, by and among Lpath, Inc. and each investor identified therein (filed as Exhibit 10.15 to the June 2007 SB-2 and incorporated herein by reference).

10.16##	License Agreement dated August 8, 2006 between Lonza Biologics PLC and Lpath, Inc. (portions of this exhibit have been omitted pursuant to a request for confidential treatment).

10.17	Securities Purchase Agreement, dated as of August 12, 2008, by and among Lpath, Inc. and each investor identified therein (previously filed with the 2008 Form S-1.)

10.18	Registration Rights Agreement, dated as of August 12, 2008, by and among Lpath, Inc. and each investor identified therein (previously filed with the 2008 Form S-1.)

14.1#	Code of Ethics of Lpath, Inc.

21.1#	List of Subsidiaries of Registrant

23.1	Consent of LevitZacks (previously filed with the 2008 Form S-1.)

23.2	Consent of Eilenberg Krause & Paul LLP (previously filed with the 2008 Form S-1.)

*  Filed as an exhibit to the Current Report on Form 8-K filed with the SEC on December 6, 2005 and incorporated herein by reference

#  Filed as an exhibit to the Annual Report on Form 10-KSB for the year ended December 31, 2005, filed with the SEC on March 16, 2006 and incorporated herein by reference

**  Filed as an exhibit to the Current Report on Form 8-K filed with the SEC on March 29, 2006 and incorporated herein by reference

+  Management contract, or compensation plan or arrangement.

## Filed as an exhibit to the Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2007 filed with the SEC on November 13, 2007 and incorporated herein by reference.

Item 28.  Undertakings.

The undersigned registrant hereby undertakes that:

(1)  It will file, during any period in which it offers or sell securities, a post-effective amendment to this Registration Statement to:

(i)  Include any prospectus required by Section 10(a) of the Securities Act of 1933;

(ii)  Reflect in the prospectus any facts or events arising after the effective date of the Registration Statement which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

(iii)  Include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

(2)  For the purpose of determining any liability under the Securities Act of 1933, treat each such post-effective amendment as a new registration statement relating to the securities offered therein, and the offering of such securities at that time to be the initial bona fide offering thereof; and

(3)  It will remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to Directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Registration Statement on Form S-1 and has authorized this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of San Diego, State of California, on September 24, 2008.

LPATH, INC.

/s/ Scott R. Pancoast
Scott R. Pancoast, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Scott R. Pancoast	President, Chief Executive Officer, and Director	September 24, 2008
Scott R. Pancoast	(Principal Executive Officer)

/s/ Gary J. G. Atkinson	Vice President and Chief Financial Officer	September 24, 2008
Gary J. G. Atkinson	(Principal Financial and Accounting Officer)

/s/ Charles A. Mathews	Director	September 24, 2008
Charles A. Mathews

/s/ Donald R. Swortwood	Director	September 24, 2008
Donald R. Swortwood

/s/ Roger A. Sabbadini, Ph.D.	Director	September 24, 2008
Roger A. Sabbadini, Ph.D.

/s/ Jeffrey Ferrell	Director	September 24, 2008
Jeffrey Ferrell